January 21, 2025

Cindy Xiaofan Wang
Chief Financial Officer
Trip.com Group Ltd
30 Raffles Place, #29-01
Singapore 048622

       Re: Trip.com Group Ltd
           Form 20-F for Fiscal Year Ended December 31, 2023
           Filed April 29, 2024
           File No. 001-33853
Dear Cindy Xiaofan Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Haiping Li